Via Facsimile and U.S. Mail
Mail Stop 4720

May 14, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane 6th Floor
New York, NY 10038

Re: **AMTRUST FINANCIAL SERVICES, INC.**
        Form 10-K for the Period Ended December 31, 2009
        Filed March 16, 2010
        File No. 001-33143

Dear Mr. Pipoly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1A. Risk Factors, page 32

2. Please refer to SEC Release 34-61469 (Feb. 8, 2010) regarding climate change matters. We note that your business is to provide property and casualty insurance

products to your clients. Please consider revising to include a risk factor and/or MD&A disclosure discussing how climate changes may impact your company's business. If you considered the Release and determined that information regarding the impact of climate change on your business was not necessary to your disclosure, please tell us why you determined it was not necessary.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities
Share Repurchase Plan, page 49

3. We note your disclosure on page 49 that the company repurchased 752,387 shares during the year ended December 31, 2009. Please revise to provide the tabular disclosure required by Item 703 of Regulation S-K regarding purchases of equity securities by the issuer. We note that you agreed to provide the disclosure required by Item 703 in future filings in your response letter dated August 25, 2008.

Item 15. Exhibits and Financial Statement Schedules

4. We note that you have described the following related party agreements in the Form 10-K but have not filed them as exhibits:

- Master Agreement between AmTrust and Maiden;
- Maiden Quota Share;
- Reinsurance Brokerage Agreement, effective July 1, 2007, between AmTrust and Maiden;
- Asset Management Agreement, effective July 1, 2007, between AmTrust and Maiden;
- Services Agreements, effective July 1, 2007, between AmTrust, through its subsidiaries, and Maiden;
- Loan Agreement between AmTrust and Maiden; and
- Service Agreements, entered into in 2009, between AmTrust, through its subsidiaries, and American Capital Acquisition Corp.

Please file these agreements and all amendments as exhibits to your Form 10-K, or provide us with an analysis as to why they need not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. If these agreements are publicly filed elsewhere, please incorporate them by reference into your Form 10-K.

Consolidated Financial Statements
2. Significant Accounting Policies
Investments, page F-8

5. You disclose, "Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months." Regarding the "above criteria," you list only "some" of the criteria and many of those criteria are not specific. Please tell us more about how you apply your policy to your investments in common and preferred stock and investments in debt securities including what "significant unrealized loss position" as used in your policy means and how you use the "above criteria," and any other criteria. In addition, address the following:

- Regarding investments in common and preferred stock, we generally believe there is strong indication of an "other than temporary" decline when the value of a common or preferred stock is less than the amount established for financial reporting purposes for a period of six to nine months. Accordingly, for each of your common and preferred stock investments that have been in unrealized loss position for six months or more, please tell us as of December 31, 2009 (1) how long it had been in the unrealized loss position, (2) the magnitude of the unrealized loss, (3) the evidence you had indicating that the unrealized loss was recoverable, and (4) when you expected to recover the unrealized loss.
- Regarding investments in debt securities, tell us why your 24 month policy does not conflict with applying the guidance for debt securities in ASC 320-10-35.

15. Income Taxes, page F-43

6. Please revise your disclosure to describe the nature and amounts of items included under other, net deferred tax liabilities.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2009 and respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant